UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 Commission File Number 1-6903

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRINITY INDUSTRIES, INC. 401(k) PLAN AS RESTATED EFFECTIVE AUGUST 1, 2020
(formerly Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016)

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

14221 N. Dallas Parkway, Suite 1100
Dallas, Texas 75254-2957

Financial Statements and Supplemental Schedule

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
(formerly Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016)

As of December 31, 2020 and 2019, and for the
Year Ended December 31, 2020

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
(formerly Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016)

Financial Statements and Supplemental Schedule

As of December 31, 2020 and 2019, and
for the Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020 (formerly Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated January 1, 2016)
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020 (formerly Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated January 1, 2016) (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP
We have served as the Plan's auditor since 1987.

Dallas, Texas
June 2, 2021

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
(formerly Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016)
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
	(in millions)
Investments, at fair value	$374.7	$337.3

Receivables:
Participant contributions	0.3	0.5
Company contributions	9.5	11.0
Notes receivable from participants	8.6	9.3
Total receivables	18.4	20.8
Net assets available for benefits	$393.1	$358.1
See accompanying notes to financial statements.

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
(formerly Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016)
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2020
(in millions)
Additions
Contributions:
Participants	$14.7
Company	9.5
Rollover	7.6
31.8

Net appreciation in the fair value of investments	64.2
Interest and dividend income	3.1
Interest income on notes receivable from participants	0.4
Total additions	99.5

Deductions
Benefits paid to participants	63.9
Administrative expenses	0.6
Total deductions	64.5

Net increase	35.0
Net assets available for benefits at beginning of year	358.1
Net assets available for benefits at end of year	$393.1
See accompanying notes to financial statements.

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
(formerly Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016)
Notes to Financial Statements
December 31, 2020

1. Description of the Plan
The following brief description of the Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020 (the "Plan"), formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016, is provided for general information only. In March 2020, the Retirement Plan Committee (the "Committee") recommended, and the Board of Directors of the Company approved, certain changes to the design of the Plan, which resulted in a restatement of the Plan effective August 1, 2020. Participants should refer to the plan document and Summary Plan Description for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan designed to comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and is sponsored by Trinity Industries, Inc. (the "Company"). Wells Fargo Bank, N.A. (the "Trustee" and "Recordkeeper") has served as the plan trustee and recordkeeper since July 1, 2016. In November 2020, the Company elected to change the trustee and recordkeeper of the Plan from Wells Fargo Bank, N.A. to Voya Financial. The transition was completed in April 2021.
Administration of the Plan
The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Finance and Risk Committee of the Board of Directors of the Company (the "FRC"). The members of the Committee serve at the discretion of the FRC, and any Committee member who is an employee of the Company does not receive compensation for their services. The expenses incurred by the Trustee in the performance of its duties, including the Trustee's compensation, and the expenses charged by the Recordkeeper of the Plan, are paid by the Plan unless paid by the Company. All other expenses are paid by the Company and are excluded from these financial statements.
Participation
Each employee of the Company is eligible to contribute to the Plan immediately upon employment, and must meet each of the following additional requirements:
1.Must be in a unit of employees who are designated as eligible to participate in the Plan; and
2.Must not be included in a unit of employees covered by a collective bargaining agreement, unless benefits under the Plan were included in an agreement as a result of good faith bargaining.
Any non-union employee who does not make an election to either participate or not participate in the Plan, is automatically enrolled in the Plan with a deferral rate of 3%.
Contributions
Under the Plan, each participant electing to contribute agrees to contribute not less than 1% nor more than 50% of their eligible compensation, as defined in the Plan, and subject to certain limitations of the Internal Revenue Code of 1986, as amended (the "Code"), in 1% increments as designated by the participant. Each automatically enrolled participant contributes 3% of their eligible compensation. A salary reduction and contribution agreement may be entered into by each employee as the employee begins participation in the Plan, and may be amended by the participant at any time. Participants who have attained the age of 50 before the end of the year are eligible to make catch-up contributions.

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
(formerly Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016)
Notes to Financial Statements
December 31, 2020
Prior to the Plan's August 1, 2020 restatement, for each calendar year, the Company could elect to make to eligible participants two contributions, consisting of a Company Matching Contribution and an Annual Retirement Contribution, each as defined by the Plan. If the Company Matching Contribution was made, then each participant who completed one year of service received an amount equal to a percentage of that portion of such participant's contribution which did not exceed 6% of such participant's total eligible compensation for the year, as defined by the Plan, under the following schedule:

Plan (prior to August 1, 2020)*
Years of Service as of the End of the Plan Year	Percentage of Company Matching Contribution
Less than 1 year	0%
1 but less than 2 years	25%
2 but less than 3 years	30%
3 but less than 4 years	35%
4 but less than 5 years	40%
5 or more years	50%
Prior to the Plan's August 1, 2020 restatement, the Company contributed an Annual Retirement Contribution of up to 3% of the participating employees' 401(k) eligible compensation regardless of whether or not the employee contributed to the Plan. Eligible participants (as defined by the Plan) who were employed on December 31 of the Plan Year, may receive an Annual Retirement Contribution within the Plan in an amount equal to a percentage of such participant's compensation for such year based on such participant's years of service as follows:

Plan (prior to August 1, 2020)*
Years of Service as of the End of the Plan Year	Percentage of Participant's Compensation
0	1.0%
1	1.2%
2	1.4%
3	1.6%
4	1.8%
5	2.0%
6	2.2%
7	2.4%
8	2.6%
9	2.8%
10 or more	3.0%
*Effective August 1, 2020, the Company Matching Contribution and the Annual Retirement Contribution were replaced with the Enhanced Matching Contribution described below; therefore, these contributions under the Plan were prorated for January 1, 2020 to July 31, 2020 to eligible participants. Only those participants who were employed on July 31, 2020 were eligible to receive the Annual Retirement Contribution.
Effective August 1, 2020, the restatement of the Plan eliminated the Annual Retirement Contribution and replaced the Plan's matching contribution structure with a Qualified Automatic Contribution Arrangement ("QACA") safe harbor plan structure. The transition to a QACA safe harbor status became effective on January 1, 2021. Effective July 1 of each year, employees who are contributing less than 15% to the Plan will have their deferral increased by 1% up to a maximum auto-escalation cap of 15%. Employees who wish to opt-out of the auto-escalation may do so at any time.
For each calendar year, from January 1 through December 31 ("Plan Year"), the Company will make an Enhanced Matching Contribution on a per-pay-period basis, as defined by the Plan. Under the Enhanced Matching Contribution, each participant shall receive an amount equal to a dollar-for-dollar Company match of such participant's contribution which does not exceed 6% of such participant's total eligible compensation for the year, as defined by the Plan, regardless of years of service. For the 2020 Plan Year, the Enhanced Matching Contribution was prorated from the effective date of August 1, 2020 to December 31, 2020.

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
(formerly Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016)
Notes to Financial Statements
December 31, 2020
Company contributions are net of forfeitures, as defined by the Plan. For the 2020 Plan Year, the Company Matching Contribution and the Enhanced Matching Contribution totaled $6.8 million, which includes $0.4 million related to the partial plan termination described below, and the Annual Retirement Contribution was $2.7 million.
Rollover contributions
Rollover contributions, as defined by the Plan, for the 2020 Plan Year were $7.6 million, which was predominantly related to participants who elected to roll over the lump sum distributions that they received in connection with the settlement of the Company's defined benefit pension plan in the fourth quarter of 2020.
Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct daily the investment of participant and Company contributions among various registered investment companies, common/collective trust funds, and a Company common stock fund. If a participant is automatically enrolled, their contributions are invested in the Vanguard Institutional Target Retirement Income Fund that most closely matches their estimated retirement age.
Benefits
Distribution of a participant's vested account balance is payable upon retirement at or after the age of 65, total disability, death, or termination of employment. Distribution is equal to the salary reduction contributions and related earnings, plus the vested portion of any Company contributions and related earnings.
Withdrawals of up to 100% of the participant's contributions can be made only to meet immediate and heavy financial needs, as defined by the Plan, and only to the extent that such funds are not available to the participant for such needs from other sources. No hardship withdrawals are allowed against the earnings on participant contributions or against any Company contributions and related earnings. These restrictions are not applicable to Enhanced Matching Contributions when the participant reaches the age of 59 1/2.
Upon request, distributions shall be made no earlier than the month that follows the last day of the month in which entitlement occurs. Distributions from the Company common stock accounts shall be made in cash unless otherwise designated by the participant.
Participant Loans
Loans may be made for a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of the participant's contribution balance and related earnings plus 50% of the vested portion of the Enhanced Matching Contribution balance and related earnings. Loans are subject to rules and regulations established by the Committee, as defined by the Plan.
If a participant's employment is terminated, any outstanding loan balances must either be repaid immediately to the Plan or continue to be repaid to the Plan according to the original terms of the loan or they will be considered to be in default, in which case the unpaid loan balance will be treated as a distribution to the participant.

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
(formerly Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016)
Notes to Financial Statements
December 31, 2020
Vesting
The Company contributions and related earnings vest to participants depending upon the number of years of vesting service, as defined by the Plan, completed by such participant as follows:

Plan prior to August 1, 2020		Plan effective August 1, 2020
Years of Service	Percentage Vested	Years of Service	Percentage Vested
Less than 1 year	0%	Less than 2 years	0%
1 but less than 2 years	20%	2 or more years	100%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%
Participants are 100% vested in Company contributions and the allocated portion of related earnings upon their attainment of age 65, total and permanent disability or death, and are always 100% vested in participant contributions and the related earnings on such contributions.
Forfeitures
The amounts forfeited by participants who terminate employment prior to becoming fully vested are first used to reduce employer contributions. Any excess amounts may then be used to pay the Plan's share of allocable fees and other administrative expenses of the Plan.
Trinity Stock Fund
The Plan invests in common stock of the Company through the Trinity Stock Fund. The Trinity Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass-through election for its participants.
The Plan limits the amount a participant can invest in the Trinity Stock Fund to encourage diversification of participants' accounts. Each payroll period, a participant can direct up to a maximum of 25% of their contributions in the Trinity Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the Trinity Stock Fund to the extent the transfer would result in more than 25% of the participant's total account balance being invested in the Trinity Stock Fund.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.
Arcosa Stock Fund
In connection with the Company's previously disclosed spin-off of Arcosa, Inc. ("Arcosa"), which was completed on November 1, 2018, employees who participated in the Trinity Stock Fund received a stock dividend of one share of Arcosa common stock for every three shares of Trinity common stock they held on November 1, 2018. Participants invested in Arcosa common stock had until December 31, 2020 to select where assets currently invested in Arcosa common stock should be invested. Any Arcosa common stock that remained in a participant's account on December 31, 2020 was liquidated, and the proceeds invested in an appropriate target date fund.

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
(formerly Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016)
Notes to Financial Statements
December 31, 2020
Amendment or Termination of the Plan
The Company may amend the Plan at any time. However, no amendment, unless made to secure approval of the Internal Revenue Service (the "IRS") or other governmental agency, shall operate retroactively to reduce or divest the then-vested interest in the Plan of any participant, former participant, or beneficiary, or to reduce or divest any benefit payable under the Plan unless all participants, former participants, and beneficiaries then having vested interests or benefit payments affected thereby consent to such amendment.
Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions of ERISA. Upon complete or partial termination, the accounts of all participants affected thereby shall become 100% vested, and the Committee shall direct the Trustee to distribute the assets in the Plan, after receipt of any required approval by the IRS and payment of any expenses properly chargeable thereto, to participants, former participants, and beneficiaries in proportion to their respective account balances.
COVID-19
The coronavirus disease 2019 (“COVID-19”) pandemic had an unprecedented impact on global and North American economic conditions and resulted in substantial volatility in the global financial markets. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was enacted. The CARES Act was a stimulus package and part of a series of bills meant to address the economic uncertainties associated with COVID-19. The CARES Act contained provisions that temporarily impacted the Plan. Through December 31, 2020, certain eligible individuals were allowed to receive COVID-19 related distributions up to $100,000 without the 10% penalty on distributions prior to reaching the age of 59 1/2. Additionally, the CARES Act provisions provided for delaying participant loan repayments up to one year and increasing the maximum amount of such participant loans, and suspending required minimum distributions. These provisions were effective immediately and were included in the restatement of the Plan.
Partial Plan Termination
During the 2020 Plan Year and through the first quarter of 2021, the Company streamlined its workforce in response to current operating conditions. As a result of this significant reduction of the workforce, the Plan experienced a partial plan termination as defined by ERISA for the 2020 Plan Year. All affected employees who were participants in the Plan became fully vested in their accounts as of the end of the 2020 Plan Year. At December 31, 2020, an employer contribution receivable totaling $0.4 million was recorded by the Plan and is included in the Company contributions receivable line within the Statement of Net Assets Available for Benefits and in the Company contributions line within the Statement of Changes in Net Assets Available for Benefits.
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.
Valuation of Investments
Investments in the Plan are valued at fair value. Investments in registered investment companies are valued at published market prices. Investments in common/collective trust funds are valued at the net asset value per share ("NAV") as determined by the issuer based on the underlying fair value of its net assets. The Stock Funds invest primarily in the Company's common stock with a fractional amount invested in interest-bearing cash equivalents. Investments in common stock of the Company are stated at fair value based on quoted market prices. See Note 3 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported using average cost. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
(formerly Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016)
Notes to Financial Statements
December 31, 2020
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. There were no allowances for credit losses recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS, if any, are recorded as a liability on the Statement of Net Assets Available for Benefits. There were no contributions in excess of amounts allowed by the IRS for the 2020 and 2019 Plan Years.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from these estimates.
Related-Party Transactions
Certain Plan investments in the common/collective trust funds and the interest-bearing cash equivalent portion of the Trinity Stock Fund and Arcosa Stock Fund were managed by the Trustee, and therefore, these transactions qualified as party-in-interest transactions. Additionally, a portion of the Plan's assets is invested in the Company's common stock. Because the Company is the Plan Sponsor, transactions involving the Company's common stock qualify as party-in-interest transactions. Under ERISA, all of these transactions are exempt from the prohibited transaction rules.
Recent Accounting Pronouncements
ASU 2018-13 – In August 2018, the FASB issued ASU No. 2018-13, "Fair Value Measurement: Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement." The updated guidance improves the disclosure requirements on fair value measurements, and is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The effect of adopting this standard was not significant.
3. Fair Value Measurement
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants on the measurement date. An entity is required to establish a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair values are listed below:
•Level 1 – This level is defined as quoted prices in active markets for identical assets or liabilities. As of December 31, 2020, Level 1 assets held by the Plan include the Trinity Stock Fund and registered investment companies. As of December 31, 2019, Level 1 assets held by the Plan also included the Arcosa Stock Fund.
•Level 2 – This level is defined as observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. As of December 31, 2020 and 2019, Level 2 assets held by the Plan include the common/collective trust funds.
•Level 3 – This level is defined as unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. As of December 31, 2020 and 2019, there are no Level 3 assets held by the Plan.

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
(formerly Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016)
Notes to Financial Statements
December 31, 2020
The following tables set forth, by level within the fair value hierarchy, the investments of the Plan that are measured at fair value:

	December 31, 2020
	Level 1	Level 2	Total
	(in millions)
Stock Funds	$13.3	$—	$13.3
Registered investment companies	165.7	—	165.7
Common/collective trust funds	—	195.7	195.7
Total investments at fair value	$179.0	$195.7	$374.7

	December 31, 2019
	Level 1	Level 2	Total
	(in millions)
Stock Funds	$19.7	$—	$19.7
Registered investment companies	57.1	—	57.1
Common/collective trust funds	—	260.5	260.5
Total investments at fair value	$76.8	$260.5	$337.3
4. Investments
The Plan provides for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying statements of net assets available for benefits.
5. Income Tax Status
The Plan has received a determination letter from the IRS dated April 19, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to receiving the determination letter, the Plan was amended. The Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Generally accepted accounting principles in the U.S. require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Supplemental Schedule

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
(formerly Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016)
EIN #75-0225040 Plan #029
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
December 31, 2020

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
				(in millions)
	Common/Collective Trust Funds:
*	Wells Fargo Stable Return Fund N	Common/Collective Trust Fund - 646,723 shares	**	$37.5
	Fidelity Growth Company Commingled	Common/Collective Trust Fund - 1,810,493 shares	**	77.5
	Northern Trust S&P 500 Index	Common/Collective Trust Fund - 141,765 shares	**	50.0
	Northern Trust Aggregate Bond Index	Common/Collective Trust Fund - 79,191 shares	**	10.8
	Northern Trust Extended Market Index	Common/Collective Trust Fund - 24,536 shares	**	7.5
	Northern Trust ACWI ex IMI	Common/Collective Trust Fund - 72,580 shares	**	12.4
	Total Common/Collective Trust Funds			$195.7

	Registered Investment Companies:
	Vanguard Instl Target Retirement 2020 Fund	Registered Investment Fund - 605,305 shares	**	$15.9
	Vanguard Instl Target Retirement 2025 Fund	Registered Investment Fund - 138,230 shares	**	3.8
	Vanguard Instl Target Retirement 2030 Fund	Registered Investment Fund - 1,330,615 shares	**	37.4
	Vanguard Instl Target Retirement 2035 Fund	Registered Investment Fund - 108,661 shares	**	3.1
	Vanguard Instl Target Retirement 2040 Fund	Registered Investment Fund - 806,261 shares	**	23.7
	Vanguard Instl Target Retirement 2045 Fund	Registered Investment Fund - 43,641 shares	**	1.3
	Vanguard Instl Target Retirement 2050 Fund	Registered Investment Fund - 551,432 shares	**	16.5
	Vanguard Instl Target Retirement 2055 Fund	Registered Investment Fund - 44,418 shares	**	1.3
	Vanguard Instl Target Retirement 2060 Fund	Registered Investment Fund - 36,101 shares	**	1.1
	Vanguard Instl Target Retirement 2065 Fund	Registered Investment Fund - 9,671 shares	**	0.3
	Vanguard Instl Target Retirement Income Fund	Registered Investment Fund - 204,221 shares	**	5.0
	JPMorgan Mid Cap Value R6	Registered Investment Fund - 116,294 shares	**	4.3
	JPMorgan Small Cap Growth R6	Registered Investment Fund - 355,729 shares	**	11.0
	American Funds EuroPacific Growth R6	Registered Investment Fund - 163,855 shares	**	11.4
	JHancock Disciplined Value R6	Registered Investment Fund - 256,327 shares	**	5.3
	Delaware Small Cap Value R6	Registered Investment Fund - 46,373 shares	**	2.9
	PGIM Total Return Bond R6	Registered Investment Fund - 1,415,154 shares	**	21.4
	Total Registered Investment Companies			$165.7

	Common Stock:
*	Trinity Industries, Inc.	Common Stock - 504,288 shares	**	$13.3
	Total Common Stock			$13.3

	Total Investments at Fair Value			$374.7

*	Notes Receivable from Participants	Participant loans - various maturities, interest rates from 3.25% to 8.75%		$8.6
*Party-in-interest
**Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Trinity Industries, Inc. 401(k) Plan as Restated Effective Effective August 1, 2020.

/s/ David C. DelVecchio
David C. DelVecchio
Member, Retirement Plan Committee
June 2, 2021

/s/ John Lee
John Lee
Member, Retirement Plan Committee
June 2, 2021

/s/ Melendy E. Lovett
Melendy E. Lovett
Member, Retirement Plan Committee
June 2, 2021

/s/ Eric R. Marchetto
Eric R. Marchetto
Member, Retirement Plan Committee
June 2, 2021

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm